UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-15321

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smithfield Foods, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

Smithfield Foods, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

Smithfield Foods, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Smithfield Foods, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia
June 18, 2007

Smithfield Foods, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2006	2005
Investments	$210,059,231	$185,708,521

Receivables
Participant Contributions	344,678	314,689
Employer Contributions	103,322	95,585

Total Receivables	448,000	410,274

Total Assets	210,507,231	186,118,795

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	245,899	340,780

Net assets available for benefits	$210,753,130	$186,459,575

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006
Additions to net assets attributed to
Investment Income
Net appreciation in fair value of investments	$3,141,650
Interest and dividends	9,642,903

12,784,553

Contributions
Participant	18,824,138
Employer	5,332,226
Rollover	9,178,388

33,334,752

Total additions	46,119,305

Deductions from net assets attributed to
Benefits paid to participants	17,410,887
Administrative fees	74,280
Transfer to other plans	4,340,583

Total deductions	21,825,750

Net change	24,293,555
Net assets available for benefits
Beginning of year	186,459,575

End of year	$210,753,130

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of Plan

The following description of the Smithfield Foods, Inc. 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of Smithfield Foods, Inc. and affiliated employers that have adopted the Plan (collectively Company). Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18. To be eligible for discretionary profit sharing contributions a participant must have completed a year of service, as defined, and attained age 18. The Plan excludes union employees and nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant. The Company may make a profit sharing contribution at the discretion of the board of directors. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined. A participant is 100 percent vested after five years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 11.50 percent, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2006, forfeited nonvested accounts totaled $597,728. These accounts will be used to reduce Company contributions and pay plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The FSP was adopted by the Plan in the current year. As required by the FSP, the prior year statement of net assets available for benefits has been restated to conform with the current year presentation. There was no change to beginning net assets available for benefits as a result of the restatement.

Investment Valuation and Income Recognition

The Plan’s investments are primarily stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2006	2005
Calamos Growth Fund—Class A, 269,085 and 233,973 shares, respectively	$14,503,685	$12,882,554
MFS Value Fund, 529,781 and 450,279 shares, respectively	14,182,239	10,423,955
Smithfield Foods, Inc. common stock, 862,873 and 887,097 shares, respectively	22,141,313	27,145,174
American Funds EuroPacific Growth (R4), 395,343 shares	18,177,850	*
Franklin Templeton Foreign Large Value Fund, 1,040,343 shares	*	13,191,543
Wells Fargo Advantage Small Cap Value, 379,552 and 319,373 shares, respectively	11,815,465	9,635,480
Wells Fargo Collective S&P 500 Index Fund, 264,365 and 264,656 units, respectively	16,154,797	14,018,811
Smithfield Stable Value Fund, 2,411,728 and 2,398,060 units, respectively	25,423,540	24,175,549
Wells Fargo Advantage Capital Growth (Admin), 1,101,998 and 1,005,966 shares, respectively	19,450,264	17,020,945
Wells Fargo DJ Target 2020 (I), 971,839 and 831,776 shares, respectively	13,809,831	11,694,768

*	Investment does not represent 5 percent of net assets available for benefits.

During 2006, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$4,287,328
Common collective trusts	3,038,374
Variable Annuity	34,158
Common stock	(4,218,210)

$3,141,650

4.	Investment Contract with Insurance Company

In 2005, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The contract is included as part of the Smithfield Stable Value Fund.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is 3.14 percent.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (3) bankruptcy of the plan sponsor or other plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The following summarizes the relevant information regarding the Smithfield Stable Value Fund:

December 31, 2006	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S&P Aa2/AA	$4,974,708	$245,899
Wells Fargo Stable Value Fund N	N/A	20,448,832	—

		$25,423,540	$245,899

December 31, 2005	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S&P Aa2/AA	$5,947,010	$340,780
Wells Fargo Stable Value Fund N	N/A	18,228,539	—

		$24,175,549	$340,780

		2006	2005
Average yields for Principal guaranteed interest contract:
Based on actual earnings		3.20%	3.26%
Based on interest rate credited to participants		3.20%	3.26%

5.	Related Party Transactions

The Plan invests in certain funds managed by and participant-directed brokerage accounts held by Wells Fargo, N.A. Wells Fargo, N.A. is the trustee of the plan. The Plan also invests in Smithfield Foods, Inc. common stock. At December 31, 2006 and 2005, the Plan held 862,873 and 887,097 shares, respectively, of Smithfield Foods, Inc. common stock.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated January 30, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Acquisitions and Spin-Offs

During 2006, Smithfield Foods, Inc. sold Quik-to-Fix, Inc. which resulted in the transfer of assets to another plan. In addition, as a result of the Five Rivers joint venture, assets from the affected division were transferred to another plan. Transfers out are as follows:

Quik-to-Fix, Inc.	$1,270,765
Five Rivers Ranch Cattle Feeding, L.L.C.	3,069,818

$4,340,583

As a result of the acquisition of Cook’s Ham, Inc. by Smithfield Foods, Inc. in April 2006, the new employees from that acquisition were given the opportunity to transfer their investments into the Plan. Approximately $7.6 million was rolled over into the Plan.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

*****

Supplemental Schedule I

Smithfield Foods, Inc. 401(k) Plan

Schedule of Delinquent Contributions

Schedule H, Line 4a

EIN 52-0845861 Plan 002

December 31, 2006

		Total that constitute non-exempt prohibited transactions
Contributions for plan year	Participant contributions transferred late to the plan for plan year	Contributions not corrected	Contributions corrected outside VFC program	Contributions pending correction in VFC program	Total fully corrected under VFC program and PTE 2002-51
2005	$2,532	$—	$2,532	$—	$—

Late contributions for 2005 were remitted by the plan sponsor in 2005 and early 2006. Lost earnings were remitted into the plan in 2006.

Supplemental Schedule II

Smithfield Foods, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 52-0845861 Plan 002

December 31, 2006

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
*	Smithfield Foods, Inc.	2,411,728	units of Smithfield Stable Value Fund at contract value	$25,669,439
*	Smithfield Foods, Inc.	862,873	shares of Smithfield Foods, Inc. common stock	22,141,313
*	Wells Fargo	1,101,998	shares of Advantage Capital Growth (Admin)	19,450,264
	American Funds	395,343	shares of EuroPacific Growth Fund (R4)	18,177,850
*	Wells Fargo	264,365	shares of Collective S&P Index Fund	16,154,797
	Calamos	269,085	shares of Calamos Growth Fund—Class A	14,503,685
	MFS	529,781	shares of Value Fund (A)	14,182,239
*	Wells Fargo	971,839	shares of Wells Fargo DJ Target 2020 (I)	13,809,831
*	Wells Fargo	379,552	shares of Advantage Small Cap Value Fund	11,815,465
	Davis	255,232	shares of New York Venture (A)	9,831,521
	Pimco	724,774	shares of Pimco Total Return Fund	7,523,155
	Lord Abbett	318,109	shares of Mid-Cap Value Fund (A)	7,125,643
*	Wells Fargo	419,793	shares of Wells Fargo DJ Target 2030 (I)	6,330,485
*	Wells Fargo	524,365	shares of Advantage Government Securities Fund	5,411,451
*	Wells Fargo	336,227	shares of Wells Fargo DJ Target 2010 Fund	4,246,552
*	Wells Fargo	204,608	shares of Wells Fargo DJ Target Outlook 2040 (I)	3,560,181
*	Wells Fargo	118,013	shares of Wells Fargo DJ Target Today (I)	1,197,831
*	Wells Fargo Investments, Inc.		Participant directed brokerage accounts	1,140,214
	Clear Course	58,878	Units of group variable annuity	627,932
*	Participant loans		Maturing through June 2028, interest rate ranging from 4.25% to 11.50%, secured by participant accounts	7,405,282

				$210,305,130

MFS—Massachusetts Financial Services

* —Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMITHFIELD FOODS, INC. 401(k) PLAN

Smithfield Foods, Inc.
(as Plan Administrator)

Date: June 29, 2007	By:	/S/ ROBERT W. MANLY, IV
Robert W. Manly, IV
Executive Vice President and interim Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm